UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Publicly-Held Company

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) 33.3.0029520-8

Minutes of the General Meeting of Debenture Holders of the 5th Issuance of Simple, Non-Convertible Debentures in a Single Series of Oi S.A., held on June 15, 2012, presented in summary form, in accordance with paragraph 1 of article 130 of Law No. 6,404/76.

1.	DATE, TIME AND PLACE: On June 15, 2012, at 3 p.m., at the headquarters of Oi S.A. (the “Company”), located at Rua General Polidoro, No. 99, 5th floor, in the City and State of Rio de Janeiro.

2.

ATTENDANCE: Debentures Holders representing 97.21% (ninety seven and twenty-one hundredths percent) of the outstanding debentures of the 5th issuance, as verified by the signatures on the Debentures Holders Attendance List and the Trustee. Representatives of the Issuer and the Trustee, Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., were also in attendance.

3.

AGENDA: Examine, discuss and vote on the proposed amendment of Clause 4.12 (Optional Early Redemption) of the Indenture of the 5th Issuance, the 4th Public, of Unsecured, Simple, Non-Convertible Debentures of the Company, in a Single Series, for Public Distribution of the Company, entered into on June 20, 2006, as amended on December 17, 2008 and October 3, 2011 (the “Indenture”).

4.	CALL NOTICE: First Call Notice published, in accordance with the Article 124 of Law No. 6,404/76, in the newspapers Diário Oficial do Estado do Rio de Janeiro and Valor Econômico, on May 31, 2012, pages 26 and 5, respectively, in accordance with Clause 4.14 of the Indenture.

5.	CHAIR: President: Ana Paula Zanetti de Barros Moreira; and Secretary: Juliana Telles, elected by those in attendance.

6.

DECISIONS: The Chairman, with the assistance of the Trustee’s representative, verified the quorum and call notice requirements and opened the General Debenture Holders’ Meeting. Debenture holders representing 97.21% (ninety-seven and twenty-one hundredths percent) of the outstanding debentures of the 5th Issuance of Debentures were in attendance. Then, the drafting of these Minutes of the General Meeting of Debenture Holders in summary form and their publication without the signatures of the debenture holders, pursuant to Article 130, paragraphs 1 and 2, respectively, of Law No. 6,404/76, were approved. Turning to the only item on the Agenda, after discussions and clarifications provided by the Company’s management and pursuant to the terms of the Management Proposal of Oi S.A. dated May 31, 2012, fowarded to the Trustee, to the debenture holders and to the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) via the IPE system, the debenture holders unanimously approved to amend Clause 4.12 of the Indenture, which shall read as follows:

“4.12 Optional Early Redemption

4.12.1 The Issuer may redeem all of the Debentures upon the occurrence of an event that gives rise to the Mandatory Acquisition (as defined below), provided that (i) after 10 (ten) days after end of the sale period of the Debentures within the scope of the Mandatory Acquisition, Debentures remain outstanding representing less than 15% (fifteen percent) of the Outstanding Debentures on the business day immediately preceding the date of commencement of sale period of the Debentures within the scope of the Mandatory Acquisition, and (ii) the Issuer publishes a “Notice to Debenture Holders” stating the date and redemption procedures (the “Redemption Notice”) up to 30 (thirty) calendar days from the closing of the sale period of the Debentures within the scope of the Mandatory Acquisition.

4.12.2. The Issuer may, at its sole discretion, and independently of what Clause 4.12.1 states, beginning on June 15, 2012 (“Commencement Date of the Early Redemption”), redeem all of the Debentures (“Early Redemption”). The Issuer will carry out the Early Redemption of the Debentures by way of a written notice to the Trustee and publication of a notice to Debenture Holders to be published in the newspapers Valor Econômico and Diário Oficial do Estado do Rio de Janeiro, at least five (5) business days prior to the Early Redemption, notwithstanding Clause 4.14 of the Indenture, which notices should describe the terms and conditions of the Early Redemption, including: (i) the “Redemption Amount,” which will correspond to the payment of the Face Value per Unit or the outstanding balance of the Face Value per Unit of the Debentures to be redeemed, plus the Interest due and not yet paid until the date of the Early Redemption, calculated in accordance with item 4.2 of this Indenture, (ii) the amount of the redemption premium due over the Redemption Amount, (iii) the effective date for the redemption of the Debentures and payment to the Debenture Holders (“Redemption Date”); and (iv) other information necessary to conduct the Early Redemption.

(a) CETIP must be informed of the completion of Early Redemption at least 2 (two) business days in advance thereof. Notwithstanding the Early Redemption Notice, the Agent Bank must receive prior notification one day before the Early Redemption date containing (i) the total amount of the Early Redemption, which will correspond to the payment of the Redemption Amount plus the value of the redemption premium incident on the Redemption Amount, (ii) the effective date for the redemption of the Debentures and payment to Debenture Holders, and (iii) other information necessary to conduct the Early Redemption;

(b) The amount to be paid to Debenture Holders pursuant to the Early Redemption will be equivalent to the Face Value per Unit or the outstanding balance of the Face Value per Unit, plus the Interest due and not yet paid until the date of Early Redemption, calculated in accordance with Clause 4.2 this Indenture (“Redemption Amount”), plus a premium due by the Issuer to the Debenture Holders, calculated as follows:

P = [(1+0.0278)^(DUr/252)]-1]*(VN+J)

where:

P = Early Redemption premium, calculated to six (6) decimal places without rounding;

DUr = number of business days between the Redemption Date and the Expiration Date of the issuance;

VN = balance of the face value per unit of the Debentures on the Redemption Date;

J = value of the interest due on Redemption Date as defined in Clause 4.2.2 of this Indenture, calculated to six decimal places, without rounding.

4.12.3. Once exercised by the Issuer, the Early Redemption option will become mandatory for all Debenture Holders.

4.12.4. The Debentures redeemed early will be required to be cancelled by the Issuer.

4.12.5. Payments relating to the Debentures redeemed early by virtue of the Early Redemption will be made (i) by means of the procedures adopted by CETIP for Debentures registered on the SND and held in custody with CETIP and / or (ii) by deposit into checking accounts indicated by the Debenture Holders to be held by the Agent Bank and / or Custodian, in the case of holders of Debentures that are not held in custody with CETIP.”

Finally, the Trustee was authorized to execute an amended Indenture in accordance with the decisions described herein.

7.

CLOSING: With nothing further to discuss, the President suspended the meeting for the time necessary to draw these minutes. The meeting was then reopened and these minutes were approved and signed by all of the debenture holders in attendance, which constituted the necessary quorum to approve the decisions herein. (/s/) President: Ana Paula Zanetti de Barros Moreira; Secretary: Juliana Telles; Trustee: Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda, represented by Carlos Bacha; Issuer: Oi S.A., represented by Rodrigo Martins Gomes Leite; Debenture Holders: BB POLO 1 RF LP CREDITO PRIVADO; BB PASA FI RF LP CREDITO PRIVADO, BB UNICRED DO BRASIL FI RF CREDITO PRIVADO, BB UNICRED DO BRASIL FI RF CREDITO PRIVADO, BB UNICRED CENTRAL SP FI RF CREDITO PRIVADO, BB MILENIO 33 FI RF, BB TOP TRADE LP FI MULT, BB PREVIDENCIARIOS RF IMA-B FI, BB URANO 1 FI RF CREDITO PRIVADO LP, BB TOP RF TRADICIONAL FI RF LP, BB TOP DI C FI REF DI, BB TOP RF ARROJADO FI RF LP, BB TOP RF C FI RF, BB TOP DI FI REF LP, BB TOP RF MODERADO FI RF LP, SANTANDER FI FAROL RENDA FIXA CREDITO PRIVADO, SANTANDER FI PREV RENDA FIXA, SANTANDER FI ABSOLUTO TOP RENDA FIXA, SUL AMÉRICA EXCELLENCE FI RENDA FIXA CRÉDITO PRIVADO, BANRISUL MASTER FI REF DI LP, BRADESCO FUNDO DE INVESTIMENTO RENDA FIXA LONGO PRAZO YIELD, BRADESCO FUNDO DE INVESTIMENTO MULTIMERCADO DYNAMIC, BRAM FUNDO DE INVESTIMENTO RENDA FIXA IMA GERAL, BRADESCO FUNDO DE INVESTIMENTO REFERENCIADO DI SKY, BRADESCO FUNDO DE INVESTIMENTO MULTIMERCADO TEAM, BRADESCO FUNDO DE INVESTIMENTO MULTIMERCADO FMP T-SYSTEM, FUNDO DE INVESTIMENTO RENDA FIXA DOURADO, BRADESCO FUNDO DE INVESTIMENTO RENDA FIXA IMA GERAL, BRADESCO FUNDO DE INVESTIMENTO MULTIMERCADO SCORE, BRADESCO FUNDO DE INVESTIMENTO REFERENCIADO DI HIGH, BRADESCO INSTITUCIONAL FUNDO DE INVESTIMENTO RENDA FIXA CRÉDITO PRIVADO, BRADESCO FUNDO DE INVESTIMENTO MULTIMERCADO FRT100, BRADESCO FUNDO DE INVESTIMENTO RENDA FIXA CRÉDITO PRIVADO MÁSTER, BRADESCO FUNDO DE INVESTIMENTO MULTIMERCADO PREVCUMMINS RF, BRADESCO FUNDO DE INVESTIMENTO MULTIMERCADO PLUS I, ODP I FUNDO DE INVESTIMENTO RENDA FIXA, BRADESCO FUNDO DE INVESTIMENTO REF DI

CRÉDITO PRIVADO LONGO PRAZO MAXIM, BRADESCO FUNDO DE INVESTIMENTO MULTIMERCADO APREV, FUNDO DE INVESTIMENTO MULTIMERCADO ESPARTA, BRAM FUNDO DE INVESTIMENTO RENDA FIXA TARGET, BRADESCO PRIVATE FUNDO DE INVESTIMENTO RENDA FIXA, BRAD FUNDO DE INVESTIMENTO PREVIDENCIÁRIO MULTIMERCADO JOULE, BRAM PRIVATE FUNDO DE INVESTIMENTO MULTIMERCADO DINÂMICO, BRADESCO FUNDO DE INVESTIMENTO MULTIMERCADO FEB II CD, BRADESCO FUNDO DE INVESTIMENTO MULTIMERCADO, BRADESCO FUNDO DE INVESTIMENTO MULTIMERCADO CRÉDITO PRIVADO MURALHA, BRAM FUNDO DE INVESTIMENTO MULTIMERCADO SEGMENTO, BRADESCO FUNDO DE INVESTIMENTO RENDA FIXA TARGET I, BRADESCO FUNDO DE INVESTIMENTO MULTIMERCADO FEB BD, BRAM FUNDO DE INVESTIMENTO MULTIMERCADO, BRAM FUNDO DE INVESTIMENTO MULTIMERCADO, FUNDO DE INVESTIMENTO RENDA FIXA FAROL ALM I, BRADESCO FUNDO DE INVESTIMENTO MULTIMERCADO DUBLIN, BRAM FUNDO DE INVESTIMENTO RENDA FIXA CRÉDITO PRIVADO LIVRE, BRADESCO FUNDO DE INVESTIMENTO MULTIMERCADO PLUS, BRADESCO FUNDO DE INVESTIMENTO REFERENCIADO DI PREMIUM, BRADESCO FUNDO DE INVESTIMENTO RENDA FIXA MÁSTER II PREVIDÊNCIA, EROS FUNDO DE INVESTIMENTOS MULTIMERCADO CREDITO PRIVADO, BALTIMORE FI MULTIMERCADO CREDITO PRIVADO, BALTIMORE IV FI RF CREDITO PRIVADO, BASF SOCIEDADE DE PREVIDENCIA PRIVADA, CITI PREVIDENCIA C25 FI MULTIMERCADO, CITIPREVIDENCIA CORPORATE C25 FI MULTIMERCADO, CITIPREVIDENCIA CORPORATE FI REF DI, CITIPREVIDENCIA FI REFERENCIADO DI, CITIPREVIDENCIA FI REFERENCIADO DI, COMSHELL WESTERN ASSET FI RF, FI RF CREDITO PRIVADO HBRP IMA-G III, FI RF CREDITO PRIVADO HBRP IMA-S III, GENERATION FI RF CREDITO PRIVADO, IBIRAPUERA FI RF, ICATU SEG NW FIX FI REFERENCIADO DI, LEGG MASON MULTI RETURN FI MULTIMERC, MULTIPREV II FI MULTIMERCADO CREDITO PRIVADO, NIDO FI RENDA FIXA, WESTERN ASSET CREDIT SPECIAL RF FI CREDITO PRIVADO, WESTERN ASSET DI MAX REF FI, WESTERN ASSET PENSION RF FI CREDITO PRIVADO, WESTERN ASSET PENSION RF FI CREDITO PRIVADO, WESTERN ASSET PREV CREDIT RENDA FIXA FI CREDITO PRIVADO, BANCO DO BRASIL S.A.

Rio de Janeiro, June 15, 2012.

President

Ana Paula Zanetti de Barros Moreira

Secretary

Juliana Telles

Oi S.A.

Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda.

Trustee

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2012

OI S.A.

By:	/s/ ALEX WALDEMAR ZORNIG
	Name:	Alex Waldemar Zornig
	Title:	Investor Relations Officer